09055928

SEC Mail Processing Section
FEB 2 7 2009
Washington, DC
101

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46312

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESPAC HAWAII SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 NORTH KING STREET, SUITE 411
(No. and Street)

HONOLULU	HI	96817
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EUGENE T. ICHINOSE, JR (808) 536-6983
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID E. LATHAM, C.P.A.
(Name – *if individual, state last, first, middle name*)

735 BISHOP STREET, SUITE 432	HONOLULU	HI	96813
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1%
3/4

OATH OR AFFIRMATION

I, **EUGENE T. ICHINOSE, JR.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **WESPAC HAWAII SECURITIES, INC.**, as of **DECEMBER 31**, 20**08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOLEEN M. ENGLISH NOTARY 96-123 PUBLIC STATE OF HAWAII

Signature

Chief Financial & Operations Officer
Title

Notary Public
Joleen M. English, Notary Public, State of Hawaii
My Commission Expires: 10/10/12

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Doc. Date: 02/20/09 **# Pages:** 14
Notary Name: **Joleen M. English** **First Circuit**
Doc. Description: SEC Annual Audit Report for YE 12/31/08

Notary Signature 2/25/09
Date
NOTARY CERTIFICATION

JOLEEN M. ENGLISH NOTARY 96-123 PUBLIC STATE OF HAWAII

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: December 31, 2008

WESPAC HAWAII SECURITIES, INC.
(Name of Respondent)

111 N King Street Suite 411, Honolulu, Hawaii 96817
(Address of principal executive office)

Eugene T. Ichinose, Jr.
Chief Financial & Operations Officer
Wespac Hawaii Securities, Inc.
111 North King Street Suite 411
Honolulu, Hawaii 96817

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

WESPAC HAWAII SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2008

Contents

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Wespac Hawaii Securities, Inc.
Honolulu, Hawaii

I have audited the accompanying Statement of Financial Condition of Wespac Hawaii Securities, Inc., as of December 31, 2008, and the related statements of operations, statements of changes in financial conditions, changes in stockholders' equity, and changes in liabilities subordinated to claims of creditors and for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wespac Hawaii Securities, Inc., as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David E. Latham

February 20, 2009

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

WESPAC HAWAII SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current assets:		
Cash deposited in bank and on hand	$	18,249
Investments at market value		23,249
Receivable from clearing broker		4,461
Total current assets		45,959
Office equipment net of accumulated depreciation of $21,155		1,500
Other assests		
Income tax refunds		989
Deferred tax assets		119
Deposits		1,572
		2,680
Total assets	**$**	**50,139**

LIABILITIES AND STOCKHOLDLERS' EQUITY

Current liabilities:		
Accrued payroll taxes	$	323
Accrued state excise tax		383
Commissions payable		2,711
Deferred income taxes		50
Total current liabilities		3,467
Stockholders' equity:		
Capital stock, $10 par value per share authorized, 100,000 shares ,issued and outstanding 1,200 shares		12,000
Retained earnings		34,672
Total stockholders' equity		46,672
Total liabilities and stockholders' equity	**$**	**50,139**

SEE NOTES TO FINANCIAL STATEMENTS

WESPAC HAWAII SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:		
Commissions	$	94,853
Interest and dividends		326
Loss on investment		(12,516)
		82,663
Expenses:		
Commissions to registered representatives		56,044
Regulatory fees		765
Depreciation		1,139
Rent		12,319
Other operating expenses		30,961
		101,228
Net (loss) before income tax		(18,565)
Provision for income taxes (Refund)		(1,058)
Net (loss)	$	(17,507)

SEE NOTES TO FINANCIAL STATEMENTS

WESPAC HAWAII SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Capital Stock	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2008	12,000	52,179	64,179
Net loss		(17,507)	(17,507)
Balance at December 31, 2008	$ 12,000	$ 34,672	$ 46,672

SEE NOTES TO FINANCIAL STATEMENTS

WESPAC HAWAII SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2008

Balance, January 31, 2008	$ -0-
Balance, December 31, 2008	$ -0-

SEE NOTES TO FINANCIAL STATEMENTS

WESPAC HAWAII SECURITIES, INC.

STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net loss	$	(17,507)
Adjustments to reconcile net income to net cash provided by (used by) operations:		
Unrealized loss on investments		12,516
Depreciation		1,139
Changes in operating assets and liabilities:		
Commissions receivable		6,873
Tax refund receivable		(1,108)
Other assets		(1,572)
Income tax payable		(1,295)
Deferred income tax payable		(93)
Commissions payable		(3,604)
Accrued liabilities		(965)
Net cash used by operating activities	$	(5,616)
Cash used by investing activities:		
Reinvestment of dividends		(249)
Net cash used by investing activities	$	(249)
Net decrease in cash and cash equivalents		(5,865)
Cash and cash equivalents at January 1, 2008		24,114
Cash and cash equivalents at December 31, 2008	$	18,249
Supplemental disclosure:		
Cash paid during the year for:		
Income taxes		1,295
Interest		7

SEE NOTES TO FINANCIAL STATEMENTS

WESPAC HAWAII SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

1. **Organization and Nature of Business.**

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD). The Company is engaged primarily in the brokerage, investment advisory and venture capital business in the State of Hawaii.

The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, to its clearing broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, its minimum net capital requirement is $5,000.

2. **Significant Accounting Policies.**

<u>Basis of presentation</u>:

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could defer significantly from these estimates.

Material estimates that are particularly susceptible to significant change in the near-term relates to the determination of the value of marketable securities held in inventory, marketable securities are valued at market values which can change substantially as the market reacts to changed circumstances. Management believes that such estimates have been appropriately established.

<u>Security transactions</u>:

Securities transactions and related commission revenue and expense are recorded on the trade date basis with the settlement date generally set for the seventh day following the trade date.

<u>Investments</u>:

The Company classifies its investments in marketable securities as available for sale. Securities with readily determinable fair values are carried at market value on the statement of financial position. Securities without readily determinable fair value are carried at cost on the financial statements. Unrealized gains and losses are included in the accompanying statement of income.

<u>Property, equipment and depreciation</u>:

Property and equipment are stated at cost.

The Company follows the practice of capitalizing all expenses for property and equipment in excess of $300. Depreciation is provided on the declining balance method over an estimated useful life of 5 years.

Deferred income taxes:

For income tax reporting, the Company uses accounting methods that recognize depreciation sooner than for financial statement reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds declining balance depreciation. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes. This resulted in a deferred tax liability of $50.

Cash and cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of credit risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. **Net Capital Requirements.**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $40,080 which was $35,080 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1.

4. **Leases.**

The Company is currently leasing office space from Yee Hop Realty at 111 North King Street, Honolulu, Hawaii. The lease agreement is on a month-to-month basis and requires monthly rental payments of $1,006. Rent expense amounted to $12,319 for the year ended December 31, 2008.

5. **Income Taxes and Net Operating Loss Carryforward.**

The Company had a total net loss of $5,659 for tax purposes for the year ended December 31, 2008. This loss was carried back to offset the net income from the year ended December 31, 2007. This resulted in a Federal income tax refund of $848 and Hawaii State income tax refund of $141. The Company has a remaining net operating loss of $2,713 for Hawaii State income tax purposes. The Company also has a deferred income tax liability due to timing differences on depreciation expense. The current and deferred portions of the income tax expense and (benefit) are as follows:

	Current	Deferred	Total
Federal	(848)	39	(809)
State of Hawaii	(141)	(108)	(249)
Total	(989)	(69)	(1,058)

WESPAC HAWAII SECURITIES, INC

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL AND DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 DECEMBER 31, 2008

Total capital (from Statement of Financial Condition)	$	46,672
Less: Leasehold improvements, furniture and equipment and other assets		4,181
Net capital before haircuts on securities positions	$	42,491
Haircuts on securities		2,411
Net Capital	$	40,080
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	231
Minimum dollar net capital	$	5,000
Net capital requirements (greater of above amounts)	$	5,000
Excess of net capital	$	35,080
Computation of aggragate indebtedness:		
Aggregate indebtedness	$	3,468
Percentage of agregate indebtedness to net capital		8.65%

WESPAC HAWAII SECURITIES, INC.

SUPPLEMENTAL INFORMATION

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c-3-3
December 31, 2008

Wespac Hawaii Securities, Inc. Does not receive directly or indirectly, or hold funds or Securities for or owe funds or Securities to, customers and does not carry accounts of, or for, customers.

WESPAC HAWAII SECURITIES, INC.

SUPPLEMENTAL INFORMATION

STATEMENT PURSUANT TO RULE 17a5(d)(4)

DECEMBER 31, 2008

Net capital per respondent's most recent X-17A-5, Part II		$	40,045
Adjustment for:			
Decrease in:			
Operating expenses	4		
Non allowable assets	31		35
Total Adjustments			35
Net capital per audited financial statements		$	40,080

SEE NOTES TO FINANCIAL STATEMENTS

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

February 20, 2009

Board of Directors
Wespac Hawaii Securities, Inc.
Honolulu, Hawaii

I have examined the financial statements of Wespac Hawaii Securities, Inc. for the year ended December 31, 2008, and have issued my report thereon dated February 20, 2009.

As part of my study I verified that Wespac Hawaii Securities, Inc. has in place a policy which complies with the requirements of the Securities and Exchange Commission regarding money laundering. This includes tests of the firm's books and records.

My study and evaluation of the system of accounting control, including my review of the firm's anti-money laundering policy for the year ended December 31, 2008, would not necessarily disclose all weaknesses in the system which may have existed during the period under review.

As a result of my audit observations, in my opinion Wespac Hawaii Securities, Inc., is in compliance with its AML program.

Very truly yours,

DAVID E. LATHAM, C.P.A.

DEL;je

E:\2008 CORP FIN STMTS\WESPAC HI SECURITIES\money laundering ltr.wpd

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com